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                          December 15, 2020

       David L. Duvall
       President and Chief Executive Officer
       Core Molding Technologies, Inc.
       800 Manor Park Drive
       Columbus, OH 43228-0183

                                                        Re: Core Molding
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 11,
2020
                                                            File No. 333-251298

       Dear Mr. Duvall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Donald W. Hughes, Esq.